SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ECA Marcellus Trust I
(Name of Issuer)
Common Units
(Title of Class of Securities)
26827L 109
(CUSIP Number)
Donald C. Supcoe
4643 South Ulster Street
Suite 1100
Denver, Colorado 80237
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copies to:
David P. Oelman
Vinson & Elkins LLP
1001 Fannin Street, Suite 2500
Houston, TX 77002
(713)758-2222
April 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

(Continued on following pages)

1	NAME OF REPORTING PERSON Energy Corporation of America

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	West Virginia

	7	SOLE VOTING POWER

NUMBER OF		476,733

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		476,733

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	476,733

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.6%

14	TYPE OF REPORTING PERSON

	CO, OO

Item 1.	Security and Issuer
     This Amendment No. 1 (this “Amendment”) amends and supplements that certain Schedule 13D filed on July 22, 2010 (the “Schedule 13D”). This Amendment relates to the common units share (the “Common Units”), of ECA Marcellus Trust I a Delaware statutory trust (the “Issuer”), which has its principal executive offices at 919 Congress Avenue, Suite 500, Anstin, Texas, 78701.

Item 2.	Identity and Background
(a), (b), and (c) Name of Person Filing this Amendment:
     This Amendment is being filed by Energy Corporation of America (the “Company”) which may be deemed to have indirect beneficial ownership of such Common Units by virtue of its ownership of 3.6% of the outstanding Common Units of the Issuer.
     The name, place of organization, principal business, address of the principal place of business and certain information concerning the officers and directors of the company is as follows:
ENERGY CORPORATION OF AMERICA
     The Company is a privately held West Virginia corporation engaged in the exploration, development, production, gathering, aggregation and sale of natural gas and oil, primarily in the Appalachian Basin, Gulf Coast and Rocky Mountain regions in the United States and New Zealand. The principal business address of the Company, which also serves as its principal office, is 4643 South Ulster Street, Suite 1100, Denver, Colorado 80237. The Company is controlled and managed by a board of directors. The directors and executive officers of the Company are as follows:

Name	Position with the Company
John Mork	President and Chief Executive Officer
Michael S. Fletcher	Chief Financial Officer
Donald C. Supcoe	Senior Vice President, Secretary and General Counsel
J. Michael Forbes	Vice President and Treasurer
Kyle M. Mork	Vice President of Eastern Operations
George V. O’Malley	Vice President Accounting
W. Gaston Caperton, III	Director
Peter H. Coors	Director
L.B. Curtis	Director
John J. Dorgan	Director
John S. Fischer	Director
Thomas R. Goodwin	Director
James J. Markowsky	Director
F.H. McCullough, III	Director
Julie M. Mork	Director
Jerry W. Neely	Director
Jay S. Pifer	Director

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     (f) All of such directors and officers are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
     On July 7, 2010, in exchange for 3,296,683 Common Units, the Company conveyed royalty interests in certain properties located in the Marcellus Shale in Greene County, Pennsylvania to the Issuer. On July 21, 2010, the Underwriters partially exercised their over-allotment option pursuant to the Underwriting Agreement with regards to 294,950 Common Units owned by the Company at a price of $18.70 per unit. As a result, the Issuer used the net proceeds from this exercise of the underwriters’ over-allotment option to redeem 294,950 Common Units from the Company.
      On April 15, 2011, the Company sold 2,525,000 Common Units to the public pursuant to an underwritten offering at a price of $29.35 per unit.

Item 4.	Purpose of Transaction
     The Company acquired the Common Units for investment purposes. The Company currently has no plans to undertake any action that would require further disclosure under this Amendment.

Item 5.	Interest in Securities of the Issuer.
(a)	As of April 15, 2011, the Company beneficially owns an aggregate of 476,733 Common Units representing 3.6% of the outstanding Common Units. The percentages set forth in this Item 5 are calculated based upon the number of Common Units outstanding as of April 15, 2011 based on the Registration Statement filed with the SEC on Form S-1. The Common Units are held directly by the Company.

(b)	The Company has sole voting power and sole dispositive power with respect to the Common Units beneficially owned by it.

(c)	Except as described in this Amendment, there have been no transactions in the Common Units effected by the Company, or, to the knowledge of the Company, any person identified in Item 2, during the past 60 days.

(d)	Except as described in this Amendment, no other person is known by the Company to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Company.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     There are no contracts, arrangements, understandings or relationship with respect to the Common Units that require disclosure on this Amendment

Item 7.	Material to Be Filed as Exhibits
None.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 27, 2011	ENERGY CORPORATION OF AMERICA
	By:	/s/ Donald C. Supcoe
		Name:	Donald C. Supcoe
		Title:	Senior Vice President

6